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                                                                    FLEXI-VAN LEASING, INC.
                                                                           251 Monroe Avenue
                                                                   Kenilworth, NJ 07033-1106
                                                                              (908) 276-8000
  [LOGO]                                                                 FAX: (908) 276-7666
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                                                                    May 31, 2000

Dear Shareholder,

    I am pleased to announce that Castle Acquisition Company, Inc., an indirect wholly-owned subsidiary of Flexi-Van Leasing, Inc. ("FLX"), is commencing a tender offer for all of the outstanding common stock of Castle & Cooke, Inc. not already owned by FLX or its affiliates, for a purchase price of $18.50 per share, in cash.

    This offer will expire, unless extended, at 12:00 midnight, New York City Time, on July 6, 2000. If more than 6,265,285 shares of common stock of Castle & Cooke, Inc. are validly tendered by the expiration date, which constitutes a majority of the shares of common stock outstanding not already owned by FLX or its affiliates, we will accept for payment all shares tendered and not previously withdrawn. If less than 6,265,285 shares of common stock are tendered, we may extend the offer for an additional period of time, in which case all shares previously tendered will be promptly accepted for payment, or, in the alternative, we may choose to terminate the offer, in which case, all shares previously tendered shall be returned to the tendering shareholder.

    The Board of Directors of Castle & Cooke, Inc., at a meeting held on May 19, 2000, unanimously determined that the terms of the offer are fair to, and in the best interests of, the shareholders based upon, among other things, the unanimous recommendation and approval of the Special Committee of the Board of Directors, which is comprised solely of directors of the Castle &
Cooke, Inc. who have no position with or financial interest in FLX or its affiliates.

    The terms and conditions of the offer are contained in the enclosed Offer to Purchase and the Letter of Transmittal and the related instructions. We have included a "Summary of the Offer" section in the Offer to Purchase that responds to many of the commonly asked questions about the offer. We encourage you to read the enclosed material carefully before making any decisions with respect to the offer.

    FLX has retained the services of Georgeson Shareholder Communications Inc. as Information Agent to assist shareholders in connection with the offer. If you have any questions concerning the offer and how to participate, or if you need additional documents, please call Georgeson at (800) 223-2064 (toll free) in the United States or at (212) 440-9800 (collect) elsewhere.

                                          Sincerely,

                                          [SIGNATURE]

                                          David H. Murdock
                                          Chairman of the Board of Directors and
                                          Chief Executive Officer